Appendix 99.1

GRINDROD SHIPPING HOLDINGS LTD.

ABBREVIATED NAME: GRINSHIP

Registered in Singapore with registration number 201731497H

JSE Share code: GSH

ISIN: SG9999019087

Primary listing on NASDAQ Global Select Market

Secondary listing on the JSE Main Board

Grindrod Shipping Holdings Ltd. (the “Company”): Beneficial interests in the ordinary shares of the Company

The Company has received notice from Grindrod Limited that on 8 September 2020, it acquired 1,600,000 ordinary shares in the Company from Newshelf 1279 (RF) Proprietary Limited. This brings its total beneficial interests in the Company to 1,841,962 ordinary shares (inclusive of shares held by its subsidiary, Grindrod (South Africa) Pty Ltd) which represents 9.69% of the 19,006,858 ordinary shares in issue (excluding treasury shares) on 8 September 2020.

By order of the Board

11 September 2020

Sponsor: Grindrod Bank Limited